[Stradley Ronon Stevens & Young, LLP Letterhead]

August 26, 2013

Via EDGAR Transmission

Karen Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:          Delaware Group Government Fund
File Nos.: 002-97889/811-04304

Dear Ms. Rossotto:

On behalf of the Delaware Group Government Fund (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s Post-Effective Amendment No. 44 (“PEA No. 44”) to its Registration Statement on Form N-1A that was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, to register shares of the Delaware Emerging Markets Debt Fund (the “Fund”).  Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

A. Prospectus
1.             Comment:  In the last sentence of the preamble to the fee table, include page numbers for the references to other sections of the prospectus and to the statement of additional information.

Response:  The requested change will be made.

2.             Comment:  Add a footnote to the fee table stating that the “Other expenses” line reflects estimated expenses.

Response:  The requested change will be made.

3.             Comment:  Confirm that the investment manager contractual fee waiver will be in place for at least one year.

Response:  The Registrant confirms that the investment manager contractual fee waiver will be in place for at least one year.

Karen Rossotto
August 26, 2013

4.             Comment:  Remove the last sentence under “Portfolio turnover” in the summary section of the prospectus.

Response:  The requested change will be made.

5.             Comment:  Clarify that the Fund’s 80% policy includes the list of bonds described in the first paragraph under the principal investment strategies section.

Response:  The sentence describing the types of fixed income securities in which the Fund will invest will be moved up to follow the sentence describing the Fund’s 80% policy and modified as follows:

“These debt instruments will be composed primarily of bonds, sovereign and corporate loans, notes, bilateral debt between governments, Paris Club debt, convertible bonds, global depository receipts, promissory notes, bills of exchange, overdrafts, drafts drawn under letters of credit, which may be syndicated, direct or restructured debt.”

6.             Comment: In the principal investment strategies section, include an explanation of what the portfolio manager considers to be an emerging market.

Response:  The following explanation will be added to the investment strategy section:

“Emerging market countries include those currently considered to be developing or emerging countries by the World Bank, the United Nations, the countries’ governments, countries in the JPMorgan Corporate Emerging Markets Bond Index, or the in the judgment of the Fund’s portfolio manager. These countries typically are located in the Asia-Pacific region, Eastern Europe, the Middle East, Central and South America, and Africa.”

7.             Comment:  In the principal investment strategies section, explain how emerging market debt instruments are tied to emerging markets’ economies.

Response:  The following disclosure will be added to the principal investment strategies section:

“Changes in the rate of growth of an emerging market country’s economy are frequently due to changes in tax revenues, government expenditures, demands for goods and services, corporate sales, manufacturing costs, and the underlying rate of inflation.  Any and all of these factors may have a direct or indirect impact on the creditworthiness of sovereign, quasi-sovereign, and corporate debt issuers in the affected country, which may result in changes in the market valuations for emerging market debt held by the Fund.”

8.             Comment:  Add a sentence describing the Fund’s expected duration.

Response:  To be consistent with the management style of the predecessor fund, the Registrant will add a sentence explaining that the Fund’s net weighted average maturity will generally be three or four years.  The predecessor fund did not have a stated duration limitation.

9.             Comment:  State the percentage of the Fund’s assets that are expected to be invested in high yield securities rather than state that the Fund may invest a “significant percentage” of its assets in high yield securities.

Karen Rossotto
August 26, 2013

Response:  The Registrant will add the following disclosure to the principal strategies section:

“While there is no percentage limit on the amount of the Fund’s assets that may be invested in high-yield (junk) bonds, the portfolio manager generally expects that 50% of the Fund’s assets will be invested in high-yield bonds.”

10.           Comment:  Define high-yield bonds as junk bonds.

Response:  The requested change will be made.

11.           Comment:  With respect to the credit default swaps disclosure in both the prospectus and the statement of additional information, the Staff notes that if the Fund enters into a credit default swap transaction, it must set aside liquid assets to cover the notional value of such transaction.

Response:  When the Fund enters into credit default transactions, it will cover its obligations by designating cash and liquid assets in accordance with IC Rel. No. 10666 and related no-action letters.

12.           Comment:  Confirm whether the Fund will invest in total return swaps and, if so, note that the Fund must comply with IC Release No. 10666 and related no-action letters.

Response:  Investing in total return swaps is not a principal investment strategy of the Fund.  To the extent that the Fund may invest in such swaps, it will do so consistent with the requirements of IC Release No. 10666 and related no-action letters.

13.           Comment: Confirm that any short interest expense incurred by the Fund as part of a short sale transaction will be included in the Fund’s fee table.

Response:  The Registrant confirms that any short interest expense incurred by the Fund as part of a short sale transaction will be included in the Fund’s fee table.

14.           Comment:  Expand the fixed income risk disclosure in the principal risk section to more clearly explain the elements of fixed income risk.

Response:  The Registrant will revise the fixed income risk disclosure as follows:

“The risk that bonds may decrease in value if interest rates increase (interest rate risk), a fund’s income will decline because of falling interest rates (income risk), an issuer may be unable to make principal and interest payments when due (credit risk), and a bond may be prepaid prior to maturity (prepayment risk).”

15.           Comment:  Revise the derivatives risk disclosure in the principal risks section to be consistent with the Staff’s derivatives guidance to the Investment Company Institute (“ICI”).

Response:  The Registrant the believes that the derivatives risk strikes the appropriate balance in terms of providing a summary of this principal risk and is consistent with the guidance provided in the ICI letter.  Accordingly, the Registrant respectfully declines to accept this comment.

16.           Comment:  Remove the reference to reverse repurchase agreements in the leveraging risk disclosure in the principal risk section, unless the Fund intends to engage in reverse repurchase

Karen Rossotto
August 26, 2013

transactions.  If the Fund will engage in reverse repurchase transactions, revise the principal investment strategies section to reflect such investment activity.

Response:  The Registrant will potentially engage in leveraging transactions through reverse repurchase transactions and other types of leverage.  Although this is not a significant part of the Fund’s investment strategy, it will revise its principal investment strategies disclosure to reflect such activity.

17.           Comment:  Revise the government/regulatory risk in the principal investment risks section to explain how such risk affects the Fund’s operations.

Response:  The government/regulatory risk disclosure will be revised as follows:

“The risk that government or regulatory changes affecting global debt markets may have a significant impact on fund performance.”

18.           Comment:  Under the performance section, reverse the order of the second and third paragraphs with the first.

Response:  The requested change will be made.

19.           Comment:  Confirm that the performance shown in the prospectus reflects the predecessor fund’s fees.

Response:  By way of background, the predecessor fund was the master fund in a master-feeder structure.  As such, it was not subject to the same fees as a typical open-end registered investment company.  For example, the predecessor fund paid fees for brokerage commissions, but did not pay an investment management fee.  Accordingly, calculating the predecessor fund’s prior performance without accounting for any investment management fees could be materially misleading because that performance would likely be viewed as overstated without the reduction for a management fee.  The Registrant, therefore, proposes to show the predecessor fund’s prior performance, which already includes brokerage commissions, and adjust such performance to reflect the investment management and other proposed service provider fees.  The Registrant believes this one-time recalculation of the predecessor fund’s performance, which will not be adjusted in the future to reflect any changes in internal expenses and will result in the inclusion of lower historical performance numbers in the Fund’s prospectus, is consistent with the guidance provided in the Staff’s MassMutual Institutional Funds No-Action Letter (September 28, 1995) (“MassMutual Letter”), upon which the Registrant is relying.

20.           Comment:  Confirm that the predecessor fund’s entire portfolio of securities will be transferred to the Fund.

Response:  The Registrant confirms that the predecessor fund’s entire portfolio of securities will be transferred to the Fund in connection with the reorganization.

21.           Comment:  Confirm that the Fund’s investment policies, guidelines and restrictions are the same as the predecessor fund’s in all material respects.

Response:  The Registrant confirms that the Fund’s investment policies, guidelines and restrictions are the same in all material respects as the predecessor fund’s.

22.           Comment:  When and why was the predecessor fund created?

Karen Rossotto
August 26, 2013

Response:  An unrelated investment firm established the predecessor fund and operated the fund beginning in 2010.

23.           Comment:  Did the predecessor fund’s portfolio manager manage any other accounts similar to the predecessor fund since its inception?

Response:  The predecessor fund’s portfolio manager did not manage any other accounts similar to it since its inception.

24.           Comment:  Why was the predecessor fund selected to reorganize into an open-end investment company?

Response:  The Fund’s investment manager selected the predecessor fund to reorganize into a registered investment company because the predecessor fund followed a strategy not currently available to investors in the Delaware Investments Family of Funds.

25.           Comment: Could the predecessor fund comply with Subchapter M of the Internal Revenue Code (“IRC”)?

Response:  The predecessor fund would not have qualified under Subchapter M of the IRC because it was a Cayman domiciled partnership.

26.           Comment:  Confirm that the average annual return information reflects the Fund’s maximum sales loads.

Response:  The average annual return performance reflects the Fund’s maximum sales loads.

27.           Comment:  In the third paragraph of the preamble to the performance section, revise the disclosure to state that if the predecessor fund’s performance had been restated to reflect the Fund’s fees and expenses, the performance shown would been lower.

Response:  As discussed in the response to comment 19, the historical performance shown in the prospectus would likely have been higher if performance had not been recalculated, as well as potentially misleading.  Moreover, the Registrant believes that the current disclosure is consistent with the Staff’s guidance in the MassMutual Letter.  Accordingly, the Registrant respectfully declines to accept this comment.

28.           Comment:  Provide the source of the performance information in the prospectus and the method of calculating such performance.

Response:  The predecessor fund’s administrator calculated the fund’s performance based on pricing procedures that are substantially similar to those used by the Fund, which included the use of independent third-party pricing.  The administrator’s performance calculations include all expenses charged to the predecessor fund, which as discussed in the response to comment #19 did not include investment management fees.  The Registrant intends to deduct the proposed net expenses of the Fund.

29.           Comment:  In the average annual return chart heading, refer to the predecessor fund’s performance since “inception date” rather than for the “lifetime” period.

Karen Rossotto
August 26, 2013

Response:  The requested change will be made.

30.           Comment:  In the “Tax information” disclosure in the summary section, add the following language to the end of the tax discussion:  “in which case the withdrawals from the tax-deferred accounts may be taxable.”

Response:  The requested change will be made.

31.           Comment:  In the “How we manage the Fund – Our investment strategies” section, explain in plain English the portfolio manager’s basis for selecting investments and what it is meant by “opportunistic individual risk/reward characteristics.”

Response:  The following disclosure will be added to the second paragraph of this section after the first sentence:

“These may include improvements in an issuer’s ability to service debt, an increase in revenues or profits, and/or a reduction in leverage.  It may also include positive credit events such as the acquisition of the issuer by a more highly rated company.”

32.           Comment:  The language in the third paragraph under “How we manage the Fund – Our investment strategies” concerning the Fund’s possible use of leverage should be reflected in the principal investment strategies in the summary section.

Response:  The leverage language will be included in the principal investment strategies discussion in the summary section.

33.           Comment:  If the Fund intends to engage in an active trading strategy, disclose such intention.

Response:  The Registrant will add disclosure explaining that the Fund will engage in an active investment strategy that may result in higher portfolio turnover rates.

34.           Comment:  In the first sentence of the fifth paragraph under “How we manage the Fund – Our investment strategies,” change the reference to “total assets” instead of net asset value.

Response:  The requested change will be made.

35.           Comment:  Pursuant to the requirements of Rule 35d-1 under the Investment Company Act of 1940 (the "1940 Act"), add disclosure to the last paragraph under “How we manage the Fund – Our investment strategies” to clarify that the Fund will provide shareholders with at least 60 days prior notice of any change to its policy to invest at least 80% of its net assets in emerging markets companies.

Response:  The requested change will be made.

36.           Comment:  Under “The securities in which the Fund typically invests – Futures and options” section, remove the sentence stating that “[c]ertain options and futures may be considered derivative securities.”

Response:  The requested change will be made.

Karen Rossotto
August 26, 2013

37.           Comment:  Under “The risks of investing in the Fund – Emerging markets risk” section, revise the disclosure to clarify that under normal circumstances, the Fund will invest at least 80% of its net assets in emerging market securities.

Response:  The requested change will be made.

38.           Comment:  Under the “Disclosure of Portfolio Holdings” section, note that a description of the Fund’s policies and procedures with respect to the disclosure of portfolio securities is available on the Fund’s website, if applicable.

Response:  The Fund’s portfolio disclosure policies and procedures are not included on its website.

39.           Comment:  Under the “Who’s who – Distributor” section, clarify that the Fund is also continuously offered.

Response:  The requested change will be made.

B.  Statement of Additional Information
40.           Comment:  With respect to the first fundamental investment strategy, clarify that the concentration exemption for tax-exempt obligations does not include private activity bonds that generate taxable income for alternative minimum tax purposes, and that the Fund will seek shareholder approval when the Fund next solicits shareholders to remove the certificate of deposit exemption from the concentration policy in view of the Staff’s position that this exemption is only available to money market funds.

Response:  With respect to tax-exempt obligations, the Registrant will add language following the fundamental investment restrictions explaining that the exemption from the concentration limitations does not apply to private activity bonds that generate taxable income for alternative minimum tax purposes.  With respect to the exemption of certificates of deposit, because the Fund is not yet operational and does not have any shareholders to approve PEA No. 44, the Registrant will remove the reference to such instruments in the concentration policy.

41.           Comment:  With respect to the second fundamental investment limitation, include a discussion under the “Investment Strategies and Risks” section describing permissible borrowing limits under the 1940 Act and Staff guidance.

Response:  The requested change will be made.

42.           Comment:  Under the “Investment Strategies and Risks – Futures” section, state that futures contracts will be marked to market daily.

Response:  The requested change will be made.

43.           Comment:  In the “Other directorships held by the Trustee” heading of the Trustees and officer chart, note that such information is for the last five years.

Response:  The requested change will be made.

Karen Rossotto
August 26, 2013

*           *           *

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Michael E. Dresnin
Delaware Investments